



Abimbola BUKOYE

I am intrigued by the idea of OurBanc. The market potential is huge and I am excited about the opportunities for OurBanc in the marketplace. OurBanc is well positioned to provide banking services to the unbanked who unfortunately pay a huge price for their non-inclusion in traditional banking system. OurBanc is well positioned to provide banking services to the unbanked who unfortunately pay a huge price for their non-inclusion in traditional banking system.

Invested $6,000 this round